Exhibit 99.2

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (the “Agreement”) is made as of May 7, 2025 (the “Effective Date”), by and between SMX (Security Matters) Public Limited Company, an Irish public limited company (the “Company”) and the individual or entity named on signature pages attached hereto (each such individual or entity, individually, an “Investor” and all of such individuals or entities, collectively, the “Investors”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company, one or more convertible promissory notes in the aggregate principal amount equal to $6,875,000 (the “Principal Amount”) payable in one or more tranches, in the form attached hereto as Exhibit A (the “Note”) as more fully described in this Agreement (the “Transaction”); and

WHEREAS, the Notes will be sold for an aggregate purchase price of $5,500,000 (the “Purchase Price”), which Purchase Price reflects an original issue discount of twenty percent (20%), or $1,375,000.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Purchase and Sale.

1.1. Closings. Subject to the satisfaction or waiver of the conditions set forth in Section 1.3, the Company agrees to sell, and the Investor agrees to purchase, a Note in the aggregate principal amount of $6,875,000, in three tranches. The first tranche of the Purchase Price shall be paid to the Company on the date hereof and be equal to $1,375,000 (the “Initial Closing”). The second tranche of the Purchase Price shall be equal to $1,375,000 and paid to the Company on the Trading Day following the filing of the Resale Registration Statement (the “Second Closing”). The third tranche of the Purchase Price shall be equal to $2,750,000 and paid to the Company on the Trading Day following the effectiveness of the Resale Registration Statement (the “Third Closing” and each of the Initial Closing, the Second Closing and the Third Closing individually referred to as a “Closing” and collectively referred to as the “Closings”). At each Closing, the applicable Purchase Price shall be paid in cash or immediately available funds pursuant to wire instructions delivered to the Investor by the Company and the Company shall be accordingly adjusted to reflect the payment of such Purchase Price tranche and the new Principal Amount (as defined in the Note). The Company and the Investor shall also deliver the other items set forth in Section 1.2 deliverable at each Closing. Upon satisfaction of the covenants and conditions set forth in Sections 1.2 and 1.3, the Initial Closing shall take place by conference call and by email exchange of signature pages (the “Initial Closing Date”). The date on which a Closing occurs is referred to herein as a “Closing Date.” The Company acknowledges and agrees that the Original Issue Discount (i) shall not be funded but shall be deemed to be fully earned at each Closing, and (ii) shall not reduce the principal amount of each Note.

1.2. Deliveries.

1.2.1. Company Deliverables. On or prior to each Closing, the Company shall deliver or cause to be delivered to the Investor the following as applicable:

(i) this Agreement duly executed by the Company;

(ii) the Note duly executed or updated by the Company;

(iii) all documents, instruments and other writings required to be delivered by the Company to the Investor on or before the Closing Date pursuant to any provision of this Agreement or in order to implement and effect the transactions contemplated hereby.

1.2.2. Investor Deliverables. On or prior to the each Closing, the Investor shall deliver or cause to be delivered to the Company the following as applicable:

(i) this Agreement duly executed by the Investor;

(ii) the Purchase Price for the applicable tranche;

(iii) all documents, instruments and other writings required to be delivered by the Investor to the Company on or before the Closing Date pursuant to any provision of this Agreement or in order to implement and effect the transactions contemplated hereby.

1.3. Closing Conditions.

1.3.1. Company’s Conditions to Closing. The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met or waived in writing by the Company:

(i) the accuracy in all material respects on the Closing Date of the representations and warranties of the Investor contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Investor under this Agreement required to be performed at or prior to the Closing Date shall have been performed in all material respects;

(iii) the delivery by the Investor of the items set forth in Section 1.2.2 of this Agreement; and

(iv) the Company shall have received the executed signature page to this Agreement from the Investor and the Company shall have received the Purchase Price.

1.3.2. Investor’s Conditions to each Closing. The obligations of the Investor hereunder in connection with the Closing are subject to the following conditions being met or waived in writing by the Investor:

(i) the accuracy in all material respects on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company under this Agreement required to be performed at or prior to the Closing Date shall have been performed in all material respects;

(iii) the delivery by the Company of the items set forth in Section 1.2.1 of this Agreement; and

(iv) the Investor shall have received the executed signature page to this Agreement and the executed Note from the Company.

1.3.3 Investor’s Conditions to Second Closing. The obligations of the Investor hereunder in connection with the Second Closing are subject to the following conditions set forth in 1.3.1 and 1.3.2 being satisfied or wavied in writing by the Investor and to the following conditions being satisfied or waived:

(i)	the Company shall have filed the Resale Registration Statement with the SEC;

(ii)	there shall have been no material breach by the Company of any obligations, covenants and agreements under the Transaction Documents and no existing event which, with the passage of time or the giving of notice, would constitute a material breach under the Transaction Documents; and

(iii)	the Company shall have delivered to the Investor the information to be set forth on Schedule 4(b) and Schedule 4(g), each of which shall be completed or provided in form and substance satisfactory to the Investor. For avoidance of doubt, the Investor shall have no obligation to deliver the Purchase Price for the Second Closing or to satisfy any obligation contained in the Transaction Documents in the event that the aggregate amount of shares, without duplication, as set forth in Schedule 4(b),(c) and (g) exceeds 1,000,000 shares of common stock, with a conversion or exercise price less than or equal to $1.00, with such amount of shares and conversion or exercise price subject to adjustment for reverse stock splits, dividends, stock combinations and other similar transactions of the common stock that occur after the date of this Agreement.

1.3.4 Investor’s Conditions to Third Closing. The obligations of the Investor hereunder in connection with the Third Closing are subject to the following conditions set forth in 1.3.1 and 1.3.2-1.3.3 being satisfied or wavied in writing by the Investor and to the following conditions being satisfied or waived:

(i)	Company shall have filed the Resale Registration Statement with the SEC and the Company shall have caused the Resale Registration Statement to have been declared effective by the SEC, the Resale Registration Statement shall be in effect at the time of the Third Closing and available for the issuance of the resale of the Conversion Shares issuable under the Note, and the Resale Registration Statement shall not be subject to any stop order suspending the effectiveness of the Resale Registration Statement; and

(ii)	there shall have been no material breach by the Company of any obligations, covenants and agreements under the Transaction Documents and no existing event which, with the passage of time or the giving of notice, would constitute a material breach under the Transaction Documents.

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2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that:

2.1 Organization. The Company is a public limited company duly organized, validly existing and in good standing under the laws of Ireland, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation nor default of any of the provisions of its certificate of incorporation, bylaws or other organizational or charter documents. The Company is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, and no claim, action or proceeding of any kind has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

2.2 Authorization. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Company and shall constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and thereby will not, subject to the Required Approvals: (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party or by which it is bound; or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities or “blue sky” laws) applicable to the Company.

2.3 Valid Issuance of the Note. The Note when issued and delivered in accordance with the terms of this Agreement, for the consideration expressed herein, and the Ordinary Shares when issued in accordance with the terms of Note, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents, as applicable, subject to the Required Approvals (as hereinafter defined).

2.4 Reservation of Ordinary Shares. So long as the Note remains outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 150% of the maximum number of Ordinary Shares issuable upon conversion of the Note then outstanding assuming that the number of shares is being determined based on Conversion Price equal to the Floor Price, as such terms are defined in the Note (the “Required Reserve Amount”). If at any time the number of Ordinary Shares authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of stockholders to authorize additional shares to meet the Company’s obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain stockholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount.

2.5 Compliance With Laws. The Company has complied in all material respects with all laws, rules, and regulations applicable to it and its business, and the Company has not received notice of any such violation.

2.6 Consents; Waivers. No consent, waiver, approval or authority of any nature, or other formal action, by any person or entity, not already obtained is required in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions provided for herein and therein, other than: (i) the filings required pursuant to this Agreement; and (ii) any notice and/or application(s) to the Principal Market; (collectively, the “Required Approvals”).

3. Representations and Warranties of the Investor. The Investor hereby represents, warrants and covenants that:

3.1. Organization. The Investor is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The Investor is not in violation nor default of any of the provisions of its articles of organization, operating agreement or other organizational or charter documents. The Investor is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, and no claim, action or proceeding of any kind has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

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3.2. Authorization. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and shall constitute the legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies. The execution, delivery and performance by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated hereby and thereby will not: (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Investor is a party or by which it is bound; or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities or “blue sky” laws) applicable to the Investor.

3.3. Accredited Investor Status; Investment Experience; Investment Purpose. The Investor is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D. The Investor can bear the economic risk of its investment in the Note, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Note. The Investor is acquiring the Note and the Conversion Shares for its own account, for investment purposes only. The Investor is not relying on the Company or any of its employees, agents, or advisors with respect to the legal, tax, economic and related considerations of an investment in the Note or the Conversion Shares, and the Investor has relied on the advice of, or has consulted with, only its own advisors. No oral or written representations have been made, or oral or written information furnished, to the Investor or its advisors, if any, in connection with the Transaction that are in any way inconsistent with the information contained herein.

3.4. No Governmental Review. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Note or the fairness or suitability of the investment in the Note nor have such authorities passed upon or endorsed the merits of the offering of the Note.

3.5. Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, the Investor has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, executed any purchases or sales of the securities of the Company during the period commencing as of the time that the Investor first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Note covered by this Agreement. Other than to other Persons party to this Agreement, the Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

3.6. Own Account. The Investor understands that the Note and the shares issuable upon conversion thereof are “restricted securities” and has not been registered under the Securities Act or any applicable state securities law and is acquiring the Note as principal for its own account and not with a view to or for distributing or reselling such Note or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing the Note in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Note in violation of the Securities Act or any applicable state securities law. The Investor is acquiring the Note hereunder in the ordinary course of its business.

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3.7. Legend. The Investor understands and agrees that the Note and Conversion Shares shall bear substantially the following legend:

“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE OR EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

4. Additional Covenants

4.1. Fees and Expenses. Each party to this Agreement shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

4.2. Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of the Company’s certificate of incorporation or other charter documents, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, and will at all times in good faith carry out all of the provisions of this Agreement take all action as may be required to protect the rights of the Investor under this Agreement. Without limiting the generality of the foregoing or any other provision of this Agreement, the Company (a) shall not increase the par value of any Ordinary Shares issuable pursuant to the terms of this Agreement above the Conversion Price (as defined in the Note) then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Ordinary Shares upon issuance of such Ordinary Shares to the Investor pursuant to the terms of this Agreement. Notwithstanding anything herein to the contrary, if at any time the Investor is not permitted receive all the Ordinary Shares the Investor is entitled to receive pursuant to the terms of this Agreement for any reason, the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit the issuance of such Ordinary Shares.

4.3. Reserved.

4.4. Primary Market Compliance. Notwithstanding anything in this Agreement or any other Transaction Document to the contrary, the parties shall use commercially reasonable efforts to comply with the rules and regulations of the Principal Market (the “Principal Market Rules”), including the listing requirements, and as long as the Ordinary Shares remains listed on the Principal Market the parties shall not enforce any provision of any Transaction Document which does not comply with the Principal Market Rules.

4.5. Reserved.

4.6. Resale Registration Statement. The Company shall use commercially reasonable efforts to file a resale registration statement on Form F-1 (the “Resale Registration Statement”) with the Commission within ten (10) days following the filing of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, registering for resale the Conversion Shares underlying the Note issuable upon the conversion of the Note based on the Required Reserve Amount. The Company shall use its commercially reasonable efforts to cause the Resale Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof and shall use its best efforts to keep the Resale Registration Statement continuously effective under the Securities Act.

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4.7. Compliance with Laws: Volume Limitations. The Investor shall comply in all material respects with all applicable laws, rules, regulations and orders in connection with this Agreement and the transactions contemplated hereby and thereby. On any Trading Day, the Investor shall restrict the volume of sales of Ordinary Shares beneficially owned (as defined in Rule 13d-3 under the Exchange Act by the Investor, its Affiliates and any entity managed by the Investor (together, the “Holder Entities”) to 20% of the volume of Ordinary Shares traded on the Principal Market during the same Trading Day. For the avoidance of doubt, the foregoing restriction shall apply to sales of Conversion Shares and sales of Ordinary Shares that are beneficially owned by the Holder Entities as of the date of this Agreement in the aggregate. For purposes of this Section 4.03, “beneficially owned” shall have the meaning provided in Rule 13d-3 under the Exchange Act.

4.8. Subsequent Equity Sales. So long as the Note remains outstanding,, neither the Company nor any subsidiary of the Company, shall raise any capital or engage any investment bank or any funding source to raise capital without prior approval by the Investor, provided, however, that the limitations in this Section 4.8 shall not apply to an Exempt Issuance.

4.9. Exempt Issuance. Nothing contained in this Agreement or in the Note shall limit or restrict the Company’s ability to issue securities or act in connection with an Exempt Issuance. For purposes herein, “Exempt Issuance” means the issuance of (a) Ordinary Shares, RSUs, or options (or Ordinary Shares underlying options or RSUs) to employees, officers, directors, advisors or independent contractors of the Company for compensatory purposes; provided, that such issuance is approved by a majority of the Board of Directors of the Company, (b) securities upon the exercise, conversion or vesting of any securities of the Company that are outstanding on or as of the date hereof that are convertible or exercisable into other securities of the Company as set forth on Schedule 4.9(b), which such Schedule 4.9(b) shall be delivered to the Investor prior to the Second Closing in accordance with Section 1.3.3(iii) hereto, (c) securities obligated to be issued pursuant to agreements in effect on the date hereof as set forth on Schedule 4.9(c) attached hereto, (d) securities issued pursuant to acquisitions, business combinations, capital raises or any other transaction approved by a majority of the disinterested members of the Board of Directors of the Company; provided, however, that the securities issued in such transactions are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the time the Note remains outstanding (e) any non-convertible indebtedness, (f) warrants in connection with a capital raise by a subsidiary of the Company, so long as the warrants are not exercisable until after the maturity date of the Note, and (g) securities pursuant to a registration statement or a post-effective amendment to a previously filed registration statement pursuant to Company obligations in effect as of the date hereof and the filing and effectiveness of such registration statements as set forth on Schedule 4.9(g), which such Schedule 4.9(g) shall be delivered to the Investor prior to the Second Closing in accordance with Section 1.3.3(iii) hereto.

4.10. Annual Report on Form 20-F. The Company shall file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “20-F”) with the U.S. Securities and Exchange Commission no later than May 15, 2025.

5. Miscellaneous

5.1. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.2. Governing Law; Exclusive Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Arizona, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Arizona or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Arizona. Each party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts sitting in Maricopa County, Arizona, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

5.3. Notices. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by FedEx or similar overnight next business day delivery, or by email followed by overnight next business day delivery, to the address as provided for on the signature page to this agreement.

5.4. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor.

5.5. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

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5.6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.7. Survival. The representations, warranties and covenants of the Company and the Investor contained herein shall survive the Closing and delivery of the Note.

6. Definitions. For purposes of this Agreement, the following words and terms shall have the following meanings:

6.1. “Ordinary Shares” means shares of the Company’s ordinary shares, par value US$0.00000000000001 per share.

6.2. “Conversion Shares” means the Ordinary Shares issuable upon conversion of the Note.

6.3. “Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

6.4. “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

6.5. “Principal Market” means the Nasdaq Capital Market.

6.6. “Trading Day” means a day on which the Principal Market is open for trading.

6.7. “Transaction Documents” means this Agreement, the Note, and all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

[SIGNATURES ON THE FOLLOWING PAGE]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date provided above.

COMPANY:

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:
Name:	Haggai Alon
Title:	Chief Executive Officer

Address for Notices:

Mespil Business Centre, Mespil House,
Sussex Road, Dublin 4, Ireland

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date provided above.

INVESTOR:

By:
Name:
Title:

Address for Notices:

EIN #:

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EXHIBIT A

Convertible Promissory Note